EXPENSE LIMITATION AGREEMENT

FOR PRAXIS MUTUAL FUNDS

THIS AGREEMENT, dated as of April 30, 2018, is made and entered into by and between the Praxis Mutual Funds, a Delaware statutory trust (the “Trust”), on behalf of each series set forth in Schedule A attached hereto (the “Funds”), and Everence Capital Management, Inc. (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Funds, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1. The Adviser agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and/or reimburse other expenses of the Funds through April 30, 2019, to the extent necessary to limit the total operating expenses of certain classes of shares of certain Funds, exclusive of Acquired Fund Fees and Expenses, brokerage costs, interest, taxes and dividends, fees paid to vendors providing fair value pricing and fund compliance services, Trustee fees and expenses, legal fees and expenses, and extraordinary expenses, to the amount of the “Maximum Operating Expense Limit” applicable to each such class of shares as set forth across from the name of each respective class of each Fund on the attached Schedule A.

2. Each Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Advisory Agreement or which have been reimbursed in accordance with Section 1 (the “Deferred Fees”), subject to the limitations provided in this Section. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of Acquired Fund Fees and Expenses, brokerage costs, interest, taxes and dividends, fees paid to vendors providing fair value pricing and fund compliance services, Trustee fees and expenses, legal fees and expenses, and extraordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the “Maximum Operating Expense Limit” for each respective class of shares of the Fund, as set forth on Schedule A. Furthermore, the amount of Deferred Fees paid by a Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the operating expenses of the Fund (exclusive of Acquired Fund Fees and Expenses, brokerage costs, interest, taxes and dividend, fees paid to vendors providing fair value pricing and fund compliance services, Trustee fees and expenses, legal fees and expenses, and extraordinary expenses) do not exceed the above-referenced “Maximum Operating Expense Limit” for each respective class of shares of a Fund.

Deferred Fees with respect to any fiscal year of a Fund shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the preceding paragraph during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees. In no event will a Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

3. Notice is hereby given that this Agreement is executed by the Trust on behalf of the Funds by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Funds.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PRAXIS MUTUAL FUNDS		EVERENCE CAPITAL MANAGEMENT, INC.

By:	/s/ Chad M. Horning	By:	/s/ Marlo J. Kauffman
Name:	Chad M. Horning	Name:	Marlo J. Kauffman
Title:	President	Title:	Assistant Secretary

SCHEDULE A

OPERATING EXPENSE LIMITS

Fund Name/Class of Shares	Maximum Operating Expense Limit*

[Intentionally omitted]